Exhibit 99.1

500.com Limited Announces Appointment of MaloneBailey as its Independent Registered Public Accounting Firm and Non-reliance of Previously Issued Financial Statements

SHENZHEN, China, September 28, 2020—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), an online sports lottery service provider in China, today announced that (i) Friedman LLP (“Friedman”) has resigned as its auditor on September 23, 2020; and (ii) the Company appointed MaloneBailey, LLP (“MaloneBailey”) on September 27, 2020 to conduct an audit of the Company’s consolidated financial statements and effectiveness of its internal controls over financial reporting for the fiscal year ended December 31, 2019, and to re-audit the Company’s consolidated financial statements and effectiveness of its internal control over financial reporting for each of the fiscal years ended December 31, 2017 and 2018. Pursuant to the Company’s articles of association, the decision to appoint a new auditor was unanimously approved by the directors of the Company, including all members of the Company’s Audit Committee, on September 27, 2020.

Friedman has elected to resign as the auditors of the Company because of the disagreement with the management of the Company on the effectiveness of the Company’s internal control over financial reporting in light of certain alleged unlawful payments (“Payments”) by three former consultants while they were engaged by the Company in connection with the potential development of an integrated casino resort project in Japan. The Company is not involved in any legal proceeding in Japan but has treated the allegations seriously. As announced by the Company in its December 31, 2019 and January 16, 2020 press releases furnished to the SEC on Form 6-K, the Special Investigation Committee (“SIC”) of the Company’s Board of Directors engaged King & Wood Mallesons (“KWM”) to investigate the money transfers and the related conduct of the Company’s Japanese consultants.

KWM has completed a substantial portion of its investigation, and presented a preliminary review to the SIC. To date, the SIC, after considering KWM’s findings, did not identify any violation of the US Foreign Corrupt Practices Act of 1977 by the Company in connection with the Payments or the Company’s prior activities in Japan, which view has been shared with Friedman. The SIC is also in the process of reviewing the Company’s compliance policies, procedures and internal controls based on the recommendations from KWM, and the Company has updated and will continue to enhance its policies, procedures and internal controls as appropriate. Regardless, Friedman determined that the Payments may have reflected material weakness in relation to internal controls of the Company. Friedman further advised us on September 23, 2020 that because some of the Payments had occurred in 2017 and 2018, the allegedly unlawful purpose of which was not known to Friedman at the date of the audit reports relating to the Company’s consolidated financial statements for the years ended December 31, 2017 and 2018. Accordingly, the integrated audit reports issued by Friedman on the Company’s consolidated financial statements for fiscal years ended December 31, 2017 and 2018 should no longer be relied upon.

The Company’s Audit Committee has discussed the issue with Friedman, and it does not agree with Freidman’s conclusion. The Audit Committee is not aware of any information suggesting that the relevant audit reports are inaccurate or misleading. Friedman’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2017 and 2018 do not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During Friedman’s term as the Company’s independent auditors, except for the above-mentioned disagreement, Friedman did not have any other disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to the subject matter of the disagreements in connection with its audit reports. During each of the fiscal years ended December 31, 2017 and 2018, there have been no other reportable events requiring disclosures, as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided a copy of the above statements contained in the first, second and fourth paragraphs to Friedman and requested that Friedman furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.

During each of the fiscal years ended December 31, 2017 and 2018 and the subsequent period prior to the Company’s engagement of MaloneBailey, neither the Company nor anyone on its behalf consulted MaloneBailey regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Friedman or a reportable event. Also, during each of the fiscal years ended December 31, 2017 and 2018 and the subsequent period prior to the Company’s engagement of MaloneBailey, the Company has not obtained any written report or oral advice that MaloneBailey concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue. The Company will closely work with MaloneBailey to complete the audit and review process as soon as possible.

As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F, and the term “disagreement” shall be interpreted in accordance with Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
Email: Eyuan@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com